UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

CureVac N.V.

(Name of Subject Company (Issuer))

BioNTech SE

(Name of Filing Person (Offeror))

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Prof. Ugur Sahin, M.D.

An der Goldgrube 12

D-55131 Mainz

Germany

Telephone: +49 6131-9084-0

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul Claydon Jack S. Bodner Matthew T. Gehl Charles A. Dobb Brian K. Rosenzweig Covington & Burling LLP 30 Hudson Yards New York, New York 10001-2170 Telephone: (212) 841-1000	Howard L. Ellin June S. Dipchand Stephan Hutter Holger Hofmeister Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West 395 Ninth Avenue New York, New York 10001 Telephone: (212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by BioNTech SE, a European stock corporation (Societas Europaea, or SE) organized under the laws of Germany and the European Union (“BioNTech”). This Schedule TO relates to the offer by BioNTech to exchange (the “Exchange Offer”) American Depositary Shares, each representing one ordinary share, no par value, with a notional amount attributable to each ordinary share of €1, of BioNTech, (“BioNTech ADSs”), for all of the outstanding ordinary shares (“CureVac Shares”), par value €0.12 per share, of CureVac N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (“CureVac”), upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus (as defined below) and the related Letter of Transmittal (as defined below).

BioNTech is offering to exchange each CureVac Share for a number of BioNTech ADSs, taken to five decimal places, equal to the amount obtained by dividing $5.4641 by the volume-weighted average of the price per BioNTech ADS, taken to four decimal places, over the period of 10 consecutive trading days ending on, and including, the fifth trading day immediately preceding the Expiration Time (as defined below) (the “BioNTech ADS VWAP”), subject to the terms and conditions described in the Exchange Offer Prospectus (as defined below). In the event the BioNTech ADS VWAP is greater than or equal to $126.55, the exchange ratio will be 0.04318, and in the event the BioNTech ADS VWAP is less than or equal to $84.37, the exchange ratio will be 0.06476.

The Exchange Offer will initially remain open until 9:00 a.m. (New York City time) on December 3, 2025 (the “Expiration Time”), unless the Exchange Offer is extended or terminated in accordance with the Purchase Agreement (as defined below).

In connection with the Exchange Offer, BioNTech initially filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 on August 11, 2025 (as it has been and may be amended or supplemented from time to time, the “Registration Statement”) to, among other things, register the BioNTech ADSs offered in exchange for CureVac Shares validly tendered and not properly withdrawn and accepted by BioNTech in the Exchange Offer. The terms and conditions of the Exchange Offer are set forth in the offer to exchange/prospectus, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended or supplemented from time to time, the “Exchange Offer Prospectus”) and the related letter of transmittal filed as Exhibit (a)(1)(A) hereto (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information set forth in the Exchange Offer Prospectus and the Letter of Transmittal and the instructions to the Letter of Transmittal therein, including any prospectus supplement or other supplement thereto related to the Exchange Offer hereafter filed with the SEC by BioNTech, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Exchange Offer is being made pursuant to the purchase agreement, dated as of June 12, 2025, by and between BioNTech and CureVac (the “Purchase Agreement”), a copy of which is filed as Exhibit (d)(A) to this Schedule TO and is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Exchange Offer Prospectus entitled “Questions and Answers” and “Summary” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

CureVac N.V.

Friedrich-Miescher-Strasse 15,

72076 Tübingen,

Germany

+49 7071 9883-0

(b) Securities. CureVac Shares are the subject securities in the Exchange Offer. Reference is made to the information relating to CureVac Shares set forth in Exhibit 2.5 to CureVac’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 25, 2023, which is incorporated into this Schedule TO by reference. As of October 17, 2025, there were 225,181,647 CureVac Shares outstanding.

(c) Trading Market and Price. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary — Comparative Per Share Market Price Information” and “Summary — Comparative Share Prices and Dividends” is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in (i) the sections of the Exchange Offer Prospectus entitled “Summary — The Companies,” “The Companies,” “Background of the Transactions — Directors and Management of BioNTech and CureVac or New Topco, as applicable, following the Closing of the Offer,” and “Where You Can Find More Information and Incorporation by Reference” and (ii) Item 6 of BioNTech’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025, is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Questions and Answers,” “Summary,” “Background of the Transactions,” “The Offer,” “Material United States Federal Income Tax Considerations,” “Material German Tax Considerations,” “Material Dutch Tax Considerations,” “The Purchase Agreement,” “Description of BioNTech Capital Stock,” and “Comparison of Rights of BioNTech Shareholders and CureVac Shareholders,” as well as the cover page. In addition, the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) Transactions; Significant Corporate Events. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary,” “Background of the Transactions,” “The Offer,” “The Purchase Agreement,” and “The Tender and Support Agreements.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Exchange Offer Prospectus entitled “Background of the Transactions,” “The Offer,” and “The Purchase Agreement” is incorporated into this Schedule TO by reference.

(c)(1)-(7) Plans. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “Background of the Transactions,” “The Offer — The Post-Offer Reorganization and the New Topco U.S. Tax Election,” “The Purchase Agreement,” and “Description of BioNTech Capital Stock” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “The Offer,” and “The Purchase Agreement” is incorporated into this Schedule TO by reference.

(b) Conditions. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary — Conditions to Closing of the Offer,” “Summary — Antitrust Approvals,” “Summary — Other Regulatory Approvals,” “Risk Factors,” “The Offer,” and “The Purchase Agreement — Conditions to Closing of the Offer” is incorporated into this Schedule TO by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Neither BioNTech nor any of its majority-owned subsidiaries beneficially own any CureVac Shares. The information set forth in the sections of the Exchange Offer Prospectus entitled “Background of the Transactions — Interests of CureVac’s Supervisory and Management Directors in the Offer — CureVac Share Ownership” is incorporated into this Schedule TO by reference.

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated, or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Exchange Offer Prospectus entitled “The Offer — Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary — Comparative Per Share Market Price Information,” “Summary — Comparative Share Prices and Dividends,” and “Where You Can Find More Information and Incorporation by Reference.” In addition, the following is incorporated into this Schedule TO by reference: (i) the audited consolidated financial statements of BioNTech as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 included in BioNTech’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 5, 2025; (ii) the unaudited interim condensed consolidated financial statements of BioNTech as of and for the three-months ended March 31, 2025 set forth on Exhibit 99.1 to BioNTech’s Form 6-K, filed with the SEC on May 5, 2025; and (iii) the unaudited interim condensed consolidated financial statements of BioNTech as of and for the three- and six-months ended June 30, 2025 set forth on Exhibit 99.1 to BioNTech’s Form 6-K, filed with the SEC on August 8, 2025.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary,” “The Companies,” “Background of the Transactions,” “The Offer,” “The Purchase Agreement,” and “The Tender and Support Agreements.”

(c) Other Material Information. The information contained in the Exchange Offer Prospectus, the Letter of Transmittal, and the documents incorporated by reference in the Exchange Offer Prospectus, to the extent not already incorporated into this Schedule TO by reference, is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed with the SEC on October 21, 2025).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.2 to Amendment No. 2 to the Registration Statement on Form F-4 filed with the SEC on October 21, 2025).

(a)(1)(C)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to Amendment No. 2 to the Registration Statement on Form F-4 filed with the SEC on October 21, 2025).

Exhibit No.	Description

(a)(1)(D)	Form of Notice of Withdrawal of CureVac Shares (incorporated by reference to Exhibit 99.4 to Amendment No. 2 to the Registration Statement on Form F-4 filed with the SEC on October 21, 2025).

(a)(4)	Exchange Offer Prospectus, dated October 21, 2025 (included in Amendment No. 2 to the Registration Statement on Form F-4 filed with the SEC on October 21, 2025 and incorporated herein by reference).

(a)(5)(A)	Joint Press Release issued by BioNTech SE and CureVac N.V., dated June 12, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by BioNTech SE with the SEC on June 12, 2025).

(a)(5)(B)	BioNTech SE Social Media Post (LinkedIn), dated June 12, 2025 (incorporated by reference to BioNTech SE’s filing with the SEC pursuant to Rule 425 on June 12, 2025).

(a)(5)(C)	Email to BioNTech SE Employees from Prof. Ugur Sahin, M.D., Chief Executive Officer of BioNTech SE, dated June 12, 2025 (incorporated by reference to BioNTech SE’s filing with the SEC pursuant to Rule 425 on June 12, 2025).

(a)(5)(D)	BioNTech SE Intranet Post, dated June 12, 2025 (incorporated by reference to BioNTech’s filing with the SEC pursuant to Rule 425 on June 12, 2025).

(a)(5)(E)	BioNTech SE Investor Questions and Answers, dated June 12, 2025 (incorporated by reference to BioNTech SE’s filing pursuant to Rule 425 on June 12, 2025).

(a)(5)(F)	Report on Form 6-K of BioNTech SE, dated June 17, 2025 (incorporated by reference to BioNTech SE’s filing pursuant to Rule 425 on June 17, 2025).

(a)(5)(G)	Press Release issued by BioNTech SE, dated August 8, 2025 (incorporated by reference to BioNTech SE’s filing pursuant to Rule 425 on August 8, 2025).

(a)(5)(H)	Report on Form 6-K of BioNTech SE, dated August 11, 2025 (incorporated by reference to BioNTech SE’s filing pursuant to Rule 425 on August 11, 2025).

(a)(5)(I)	European Union Prospectus, dated October 20, 2025 (incorporated by reference to BioNTech SE’s filing pursuant to Rule 425 on October 20, 2025).

(a)(5)(J)	United Kingdom Exemption Document, dated October 20, 2025 (incorporated by reference to BioNTech SE’s filing pursuant to Rule 425 on October 20, 2025).

(d)(A)	Purchase Agreement, dated as of June 12, 2025, by and between BioNTech SE and CureVac N.V. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by BioNTech with the SEC on June 17, 2025).

(d)(B)	Form of Tender and Support Agreement by and between BioNTech SE and certain stockholders of CureVac N.V. (incorporated by reference to Annex B to Amendment No. 2 to the Registration Statement on Form F-4 filed with the SEC on October 21, 2025).

(h)(1)	Legal opinion of Covington & Burling LLP, dated August 11, 2025, regarding the U.S. tax consequences of the transaction (incorporated by reference to Exhibit 8.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed with the SEC on October 21, 2025).

107	Calculation of Filing Fee Table.*

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2025

BioNTech SE

By:	/s/ Prof. Ugur Sahin, M.D.
Name: Prof. Ugur Sahin, M.D. Title: Chief Executive Offer